Exhibit 99.2

PLACEMENT AGENCY AGREEMENT

October 21, 2025

XORTX Therapeutics Inc.

3710-33rd Street NW

Calgary, Alberta, Canada T2L 2M1

Attn: Allen Davidoff, Chief Executive Officer

Dear Mr. Davidoff:

This letter (the “Agreement”) constitutes the agreement between D. Boral Capital LLC (the “Placement Agent”) and XORTX Therapeutics Inc., a British Columbia corporation (the “Company”), that the Placement Agent shall serve as the exclusive placement agent for the Company, on a reasonable “best efforts” basis, in connection with the proposed offering (the “Placement”) of (i) common shares of the Company (the “Shares”), no par value per share, and (ii) pre-funded warrants to purchase common shares of the Company (the “Pre-Funded Warrants” and, together with the Shares, the “Securities”). The Shares, the Pre-Funded Warrants, and the common shares underlying the Pre-Funded Warrants will be offered and sold under the Company’s registration statement on Form F-3 (File No. 333-269429).

The terms of the Placement are to be mutually agreed upon by the Company and the purchasers that are signatories to a securities purchase agreement (the “Purchase Agreement”) (each, purchaser under the Purchase Agreement, a “Purchaser” and collectively, the “Purchasers”), and nothing herein confers upon the Placement Agent the power or authority to bind the Company or any Purchaser, or constitutes an obligation for the Company to issue any Securities or complete the Placement. The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities, or any portion thereof, or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other duly registered brokers or dealers to act as sub-agents or selected dealers on its behalf in connection with the Placement. Certain affiliates of the Placement Agent may participate in the Placement by purchasing some of the Securities. The sale of Securities to any Purchaser will be evidenced by a Purchase Agreement between the Company and such Purchaser in a form reasonably acceptable to the Company and the Purchaser. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

Section 1. Representations and Warranties of the Company; Covenants of the Company.

(a) Representations of the Company. With respect to the Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the date of the closing of the Placement (the “Closing Date”), hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority, Inc. (“FINRA”) member firm participating in the Placement among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater security holders of the Company.

(b) Covenants of the Company. From the date hereof until ninety (90) days after the Closing Date, the Company shall not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of share capital of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of share capital of the Company or such other securities, in cash or otherwise.

Section 2. Representations of the Placement Agent. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the securities laws of each state in which an offer or sale of Securities is made (unless exempt from the respective state’s broker-dealer registration requirements), (iii) is licensed as a broker/dealer under the laws of the United States of America, applicable to the offers and sales of the Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. The Placement Agent covenants that it will conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

Section 3. Compensation. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent and/or its respective designees (provided any such designee is a duly registered broker-dealer or a registered associated person thereof) (i) a cash fee of seven percent (7.0%) of the aggregate gross proceeds from the Placement and (ii) the Agent’s Warrants (as defined below). The Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination is made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of that permitted by FINRA Rules or that the terms thereof require adjustment.

Section 4. Agent’s Warrants. The Company hereby agrees to issue to the Placement Agent (and/or their respective designees, provided any such designee is a duly registered broker-dealer or a registered associated person thereof) on the Closing Date, warrants to purchase an aggregate of five percent (5%) of the Securities issued in the Placement (the “Agent’s Warrants”). For greater certainty, should the Securities be issued pursuant to multiple tranches of closings, the Placement Agent (and/or their respective designees, provided any such designee is a duly registered broker-dealer or a registered associated person thereof) shall only be entitled to receive Agent’s Warrants with respect to the first closing of any tranches of closings relating to the Securities under this Agreement. The Agent’s Warrants shall be exercisable, in whole or in part, commencing 181 days after the date of the commencement of the sales of the Securities to Purchasers, at an initial exercise price of $0.69 per share, which is equal to one hundred and ten percent (110%) of the price per Security in the Placement. The Agent’s Warrants will be exercisable for a period of eighteen (18) months following the expiry of 181 days after the commencement of the sales of the Securities to Purchasers.

Section 5. Tail Financings. The Placement Agent shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments (a “Tail Financing”) to any investor actually introduced by the Placement Agent to the Company during the period from July 2, 2025, to the earlier of (i) the Closing Date or (ii) the Termination Date (as hereinafter defined) (such period being the “Engagement Period”), and such Tail Financing is consummated at any time during the twelve (12) months following the Engagement Period, provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. In the event of the termination by the Company of this Agreement for cause pursuant to Section 9 hereof, such termination shall eliminate any obligations of the Company with respect to fees provided by this Section 5.

Section 6. Expenses. The Company agrees to pay all costs, fees, and expenses incurred by the Company in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including, without limitation: (i) all expenses incident to the issuance, delivery, and qualification of the Securities (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent for the Securities; (iii) all necessary issue, transfer, and other stamp taxes in connection with the issuance and sale of the Securities; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants, and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping, and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents, and certificates of experts), the Preliminary Prospectus, and the Prospectus, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, reasonable attorneys’ fees, and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Securities for offer and sale under the state securities or blue sky laws or the securities laws of any other country; (vii) the fees and expenses associated with listing the Securities on any Trading Market; (viii) the fees and disbursements of counsel to the Placement Agent; provided, however, that the Company shall not be responsible for accountable expenses of the Placement Agent hereunder in excess of One Hundred Thousand Dollars ($100,000) (or in the event that a Placement closing is not consummated, Twenty Thousand ($20,000)); (ix) a non-accountable expense allowance that shall not exceed one percent (1.0%) of the gross proceeds of the Placement; and (x) up to Seven Thousand Five Hundred Dollars ($7,500) for escrow and clearing agent fees.

Section 7. Right of First Refusal. Provided that the Securities are sold in a Placement in accordance with the terms of this Agreement, the Placement Agent shall have an irrevocable right of first refusal (the “Right of First Refusal”) as follows: (i) for a period of twelve (12) months following the closing of a Placement by the Company of $7 million or more in gross proceeds, and (ii) for a period of six (6) months following the closing of a Placement between $3.5 million and $7 million in gross proceeds, to act as sole bookrunning underwriter or placement agent, as the case may be, on any financing for the Company (each, a “Subject Transaction”), during such applicable period. In the event the Company advises the Placement Agent that it desires to effect any Subject Transaction, the Company and the Placement Agent will negotiate in good faith the terms of the Placement Agent’s engagement in a separate agreement, which agreement would set forth, among other matters, compensation for the Placement Agent based upon customary fees for the services provided. The Placement Agent’s participation in any such Subject Transaction will be subject to the approval of the Placement Agent’s internal committees and other conditions customary for such Subject Transaction. No fee will be payable pursuant to this Right of First Refusal if the Company terminates the Placement Agent’s engagement for cause.

 Section 8. Indemnification.

(a) To the extent permitted by law, with respect to the Securities, the Company shall indemnify the Placement Agent and its affiliates, stockholders, directors, officers, employees, members, and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses, and liabilities, as the same are incurred (including reasonable actual and documented fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this Agreement, except to the extent that any losses, claims, damages, expenses, or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Placement Agent’s bad faith, willful misconduct or gross negligence in performing the services described herein. Notwithstanding anything set forth herein to the contrary, the Company agrees to indemnify the Placement Agent, to the fullest extent set forth in this Section 8, against any and all claims asserted by any or person or entity alleging that the Placement Agent was not permitted or entitled to act as a placement agent herein, or that the Company was not permitted to hire or retain the Placement Agent herein, including but not limited to any claims arising out of any purported right of first refusal another person or entity claims to have to act as a placement agent or any similar role with respect to the Company or its securities.

(b) Promptly after receipt by the Placement Agent of notice of any claim or the commencement of any action or proceeding with respect to which the Placement Agent is entitled to indemnity hereunder, the Placement Agent will immediately notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure or delay of notification to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses or materially adversely impacts the Company. If the Company so elects or is requested by the Placement Agent, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Placement Agent and will pay the reasonable fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agent will be entitled to employ its own counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agent reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agent. In such event, the reasonable and documented fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to reasonable and documented fees of local counsel. The Company will have the right to settle the claim or proceeding, provided that the Company will not settle any such claim, action, or proceeding without the prior written consent of the Placement Agent, which will not be unreasonably withheld. The Company will not be liable for settlement of any action effected without its written consent, which may not be unreasonably withheld, conditioned, or delayed.

(c) The Company agrees to notify the Placement Agent promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

(d) If for any reason the foregoing indemnity is unavailable to the Placement Agent or insufficient to hold the Placement Agent harmless, then the Company shall contribute to the amount paid or payable by the Placement Agent as a result of such losses, claims, damages, or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agent on the other, but also the relative fault of the Company on the one hand and the Placement Agent on the other that resulted in such losses, claims, damages, or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages, and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding, or other action or claim. Notwithstanding the provisions hereof, the Placement Agent’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agent under this Agreement (excluding any amounts received as reimbursement of expenses incurred by the Placement Agent).

(e) The provisions of this Section 8 will remain in full force and effect, survive the expiration or termination of this Agreement, and be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement, whether or not the transaction contemplated by this Agreement is completed.

Section 9. Engagement Term. The term of this Agreement shall commence on the date hereof and end on the earliest of the following: (a) the Closing Date or (b) the date on which this Agreement is terminated by the Placement Agent or the Company pursuant to the terms hereof (the earliest of such date being the “Termination Date”), unless otherwise extended by the parties in writing. If the Company has not consummated the Placement by October 31, 2025, the Company may terminate this Agreement by providing ten (10) days’ written notice of such termination. The Placement Agent may terminate this Agreement if it reasonably determines that it is unsatisfied with the results of its due diligence investigation, notwithstanding its best efforts to complete the Placement. The Company may terminate this Agreement for cause (which shall mean a material breach by the Placement Agent of this Agreement or a material failure by the Placement Agent to provide the services as contemplated by this Agreement) pursuant to and within the meaning of FINRA Rule 5110(g)(5)(B). Notwithstanding anything to the contrary contained in this Agreement, in the event that the Placement shall not be carried out for any reason whatsoever during the term contemplated herein, the Company shall be obligated to pay to the Placement Agent its actual and accountable out-of-pocket expenses related to the Placement (including the fees and disbursements of the Placement Agents’ legal counsel), up to a maximum of $20,000.

Section 10. Placement Agent Information. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

Section 11. No Fiduciary Relationship. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

Section 12. Closing. The obligations of the Placement Agent, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder and in the Purchase Agreement, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

(a) All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery, and validity of each of this Agreement, the Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Securities have been completed or resolved in a manner reasonably satisfactory in all material respects to the Placement Agent.

(b) No action or proceeding before a court of competent jurisdiction has been taken, and no statute, rule, regulation, or order has been enacted, adopted or issued by any governmental agency or body that would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect the business or operations of the Company. No injunction, restraining order, or order of any other nature by any federal or state court of competent jurisdiction has been issued as of the Closing Date that would prevent the issuance or sale of the Securities or materially and adversely affect the business or operations of the Company.

(c) The Company has entered into a Purchase Agreement with each of the Purchasers of the Securities, and such agreements are in full force and effect and contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

(d) FINRA raised no objections to the fairness and reasonableness of the terms and arrangements of this Agreement. If requested by the Placement Agent, the Company has filed, or has authorized the Placement Agent’s counsel to file on the Company’s behalf, with FINRA all necessary materials in compliance with FINRA Rule 5110 with respect to the Placement and has paid all filing fees required in connection therewith.

(e) On or before the Closing Date, the Placement Agent and counsel for the Placement Agent have received such information and documents as they may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties of the Company, or the satisfaction of any of the conditions or agreements, herein contained.

(f) On the date hereof, the Placement Agent shall have received, and the Company shall have caused to be delivered to the Placement Agent, a letter from Davidson & Company LLP (the independent registered public accounting firm of the Company) addressed to the Placement Agent, dated as of the date hereof, in form and substance satisfactory to the Placement Agent. The letter shall not disclose any change in the condition (financial or other), earnings, operations, or business of the Company, which, in the Placement Agent’s sole judgment, is material and adverse and that makes it, in the Placement Agent’s sole judgment, impracticable or inadvisable to proceed with the Placement of the Securities.

(g) The Placement Agent has received the Agent’s Warrants.

(h) The Placement Agent shall have received from the Company U.S. Counsel and Company Canadian Counsel (as defined in the Purchase Agreement) such counsels’ written opinions with respect to the Securities, addressed to the Placement Agent and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent.

(i) The Placement Agent shall have a received customary certificate of the Company’s Chief Executive Officer, as to the accuracy of the representations and warranties contains in the Purchase Agreement, and a certificate of the Company’s secretary certifying (i) that the Company’s articles of association is true and complete, have not been modified and is in full force and effect; (ii) that the resolutions of the Company’s Board of Directors (or any authorized committee thereof) relating to the Placement are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company.

(j) The Shares shall be registered under the Exchange Act. The Company shall have taken no action designed to terminate, or likely to have the effect of terminating, the registration of the Shares under the Exchange Act or delisting or suspending from trading the Shares from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing, except as publicly disclosed.

(k) The Placement Agent shall have received an executed lock-up agreement from each of the Company’s current executive officers and directors prior to the Closing Date.

If any of the conditions specified in this Section 12 have not been fulfilled when and as required by this Agreement, the Placement Agent may terminate this Agreement at any time on or prior to the Closing Date by giving oral or written notice to the Company. Any such oral notice must be promptly confirmed in writing.

Section 13. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party hereto without the prior written consent of the other party. This Agreement is binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the federal court located in New York, New York, and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto irrevocably waives personal service of process, consents to process being served in any such suit, action, or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement, and acknowledges that such service will constitute good and sufficient service of process and notice thereof. If either party commences an action or proceeding to enforce any provisions of this Agreement, then the non-prevailing party in such action or proceeding shall reimburse the prevailing party for its attorney’s fees and other costs and expenses incurred in connection with such action or proceeding.

Section 14. Entire Agreement/Miscellaneous. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements, and covenants contained herein shall survive the Closing Date of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which, when taken together, will be considered one and the same agreement. This Agreement will become effective when each party hereto has received a counterpart hereof signed by the other party. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature will create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

Section 15. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder must be in writing and will be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a Business Day, (ii) the next Business Day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a Business Day or later than 6:30 p.m. (New York City time) on any Business Day, (iii) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications are as set forth on the signature pages hereto.

Section 16. Press Announcements. The Company agrees that the Placement Agent may, on and after the Closing Date, reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense and in compliance with applicable securities laws.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agent the enclosed copy of this Agreement.

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer

Address for notice:

590 Madison Avenue, 39th Floor

New York, New York 10022

Attn: David Sans, Managing Director

Email: dsans@dboralcapital.com

[Signature Page to the Placement Agency Agreement]

Accepted and Agreed to as of the date first written above:

XORTX THERAPEUTICS INC.

By:	/s/ Allen Davidoff
Name:	Allen Davidoff
Title:	Chief Executive Officer

Address for notice:

3710-33rd Street NW

Calgary, Alberta, Canada T2L 2M1

Attn: Allen Davidoff, Chief Executive Officer

Email: adavidoff@xortx.com

[Signature Page to the Placement Agency Agreement]